Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940
December 7, 2009
VIA EDGAR AND FACSIMILE
Mr. H. Roger Schwall and Mr. John P. Lucas
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Century Aluminum Company Application for Qualification of Indenture on Form T-3 Filed December 2, 2009 File No. 022-28921
Dear Mr. Schwall and Mr. Lucas:
          This letter responds to your December 4, 2009 comment letter relating to Century Aluminum Company’s Application for Qualification of Indenture on Form T-3. Responses are numbered to correspond to those in the comment letter. For your convenience, the comments are repeated below.
General
1.	Given that you have commenced the exchange offer and consent solicitation prior to filing this application for qualification of the indenture, please tell us what consideration you have given to § 306(c) of the Trust Indenture Act of 1939.

RESPONSE: We have filed a Form T-3/A to disclose the following:
“Trust Indenture Act of 1939
     The Company hereby acknowledges that, under Section 306(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer to sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act and to which this subsection is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a

United States Securities and Exchange Commission
Division of Corporation Finance
December 7, 2009

refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an application on a timely basis could result in an enforcement or other action by the Securities and Exchange Commission (“SEC”).
     The Company acknowledges that the Application was not filed until after the exchange offer and consent solicitation was commenced. The Company extended the expiration of the exchange offer and consent solicitation to allow time to complete the qualification of the Exchange Notes Indenture under the Trust Indenture Act. The Company represents that none of the Exchange Notes have been issued and covenants that none of the Exchange Notes will be issued prior to the Application being declared effective.”
2.	We note that you engaged an “information and exchange agent” for the exchange offer and consent solicitation, as well as several other printing, financial, and legal advisers. Please explain the duties performed by this information and exchange agent, specifically whether it or any other advisor were retained to or did make recommendations with respect to the proposed exchange or encouragements to vote in a particular manner.

RESPONSE: We have filed a Form T-3/A to disclose the following:
     “The information and exchange agent for the exchange offer and consent solicitation performed ministerial functions, including receiving consents, letters of transmittal and correspondence in connection with the exchange offer, answering questions concerning tender procedures and answering questions and requests for assistance or additional copies of the Offering Circular and Consent Solicitation Statement. Neither the information and exchange agent nor any other advisor was retained to or did make recommendations with respect to the proposed exchange or encouragements to vote in a particular manner.”
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United States Securities and Exchange Commission
Division of Corporation Finance
December 7, 2009

     Please contact me at (831) 642-9960 if you have any questions regarding our responses.
Sincerely,
/s/ William J. Leatherberry
William J. Leatherberry
Senior Vice President, General Counsel and
Assistant Secretary
cc: Alexander A. Gendzier, Esq. (Jones Day)